UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Krishi Janani, PBC

Form of Issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

February 1, 2016

Physical address of issuer

1629 K St NW, Ste 300
Washington DC 20006

Website of issuer

www.krishijanani.org

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of offering proceeds that are actually distributed to the issuer plus third party escrow fees

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Preferred Stock

Price (or method for determining price)

$10 per share

Minimum target offering amount

$100,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$750,000

Deadline to reach the target offering amount

October 15, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

8 full-time; 3 part-time

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$44,801	$89,624
Cash and Cash Equivalents	$2,013	$74,640
Accounts Receivable	$0	$0
Short-term Debt	$968,761	$349,985
Long-term Debt	$75,508	$621,183
Revenues/Sales	$16,376	$66,433

Cost of Goods Sold	$12,548	$24,658
Taxes Paid	$0	$0
Net Income	-$117,925	-$56,904

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

KRISHI JANANI, PBC

By: /s/

Name:

Title:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

Name:

Title:

Date:

Form C


Offering Statement of
Krishi Janani, PBC
("Krishi Janani," the "issuer," the "company," "we," "our," "us")
Preferred Stock
under
Regulation Crowdfunding


Forward-Looking Statement Disclosure

This Form C (including any Exhibits referred to in this offering statement) and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C (including any Exhibits referred to in this offering statement) and on the intermediary's website are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C (including the Exhibits referred to in this offering statement) and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C (including any Exhibits referred to in this offering statement) or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C (including any Exhibits referred to in this offering statement) or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including any Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including any Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering under Regulation Crowdfunding (the "Regulation Crowdfunding Offering"), and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the offering under Regulation Crowdfunding described herein (this "Regulation Crowdfunding Offering") and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Krishi Janani, PBC	Public benefit corporation	Delaware	February 1, 2016	1629 K St NW, Ste 300, Washington DC 20006	www.krishijanani.org

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such

persons served in the position or office and their business experience during the past three years, including:

　　　(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

　　　(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Usha Devi Venkatachalam	Chief Executive Officer, President, Director	Since February 1, 2016
Rakhee Goyal	Secretary	Since February 1, 2016
Lakshmi Suresh	Director	Since May 2, 2024
Sibi Gnanasundaram	Director	Since May 2, 2024

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Usha Devi Venkatachalam	Krishi Janani, PBC	Promotion of regenerative agroecology	CEO, President, Director – Vision & strategy for the social enterprise; operational & growth responsibilities	Feb. 2016 – present
Rakhee Goyal	Shraddhanjali Trust	Human rights and international development	Founder and Trustee – Strategy, legacy, and next-gen development; financial management, and impact assessment	Jan. 2005 – present
Lakshmi Suresh	Self-Employed	Real estate sales	Realtor – Help clients purchase luxury homes and investment properties	March 2005 – present

Sibi Gnanasundaram	High T Products	Supplements	President – Growth and operations; corporate development	June 2023 – present
	Self-employed	Investment banking	Consultant – advise on buy side and sell side deals	Jan. 2023 – May 2023
	Tyton Partners	Investment banking	Vice President – Manage and advise M&A sell side and buy side deals in the knowledge, education and edtech sectors	Feb. 2022 – Dec. 2022
	Tyton Partners	Investment Banking	Consultant – Manage and advise M&A sell side and buy side deals in the knowledge, education and edtech sectors	Feb. 2021 – Jan. 2022

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Usha Devi Venkatachalam

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Krishi Janani, PBC is a Delaware Public Benefit Corporation formed in February 2016. The social enterprise is based in Washington, DC with a wholly owned subsidiary in India.

Krishi Janani, PBC is a social enterprise that enables farmers to transition to regenerative practices by creating tools and services to support transition and facilitating market access to provide economic incentives for the transition. Our mission is to orchestrate a regenerative agriculture and food ecosystem that nourishes farmers, consumers, and the planet.

The social enterprise is in pre-revenue stage[1], building an agritech platform that can grow and

---

[1] Krishi Janani, PBC's Indian subsidiary has some revenues which are shown in the consolidated financial report, but Krishi Janani, PBC is not reliant on the Indian subsidiary for its future revenues.

scale both income and impact. Pilot implementation is in Tamil Nadu, India, with plans to expand globally.

Business & Revenue Model

The primary mission will be fulfilled through Janani Regen Ecosystem which consists of:

- **Agritech Platform:** A mobile app and technology platform that provides tools, services, market access, and information for farmers to transition to regenerative agroecology.
- **Events & Trainings:** Regenerative ecology focused events and trainings to learn practices for a regenerative agriculture and food systems.
- **Regen Labs:** Setting up regenerative ecosystem and nature-based climate mitigation projects for corporates, startups, and other institutions to work with farmers to create local and global impact.

Janani Regen Ecosystem creates a mutually beneficial ecology + economics network that serves diverse constituents who are otherwise working in silos. The network's participants and the Company's customers include:

- **Farmers & Farmer Groups:** Small farmers who face degrading environmental and economic conditions and need a systemic solution to the crisis.
- **Corporates:** Companies that source from farmers and are looking for ways to create regenerative supply chains.
- **Startups:** Companies with regenerative technology or solutions for farms that are looking for large groups of farmers to pilot or scale their offerings.
- **Researchers:** Academic institutions and nonprofit organizations that are interested in studying regenerative methods and their impacts.

By bringing millions of farmers onto an easily accessible technology platform, Janani Regen Ecosystem facilitates interaction among all of the networks' participants at scale. Janani Regen Ecosystem makes profitable connections that regenerate our planet. Revenue streams include:

1. **Agritech Platform: Market Access:** Create additional income for farmers by listing services and facilitated sales on the platform. Revenue includes sales margins and listing fees.
2. **Agritech Platform: Software Licensing:** License platform to social enterprises in other countries. Revenue includes setup costs and ongoing license fees.
3. **Events & Trainings:** Produce regenerative events and trainings at regional, national, and international levels with practitioners and experts. Revenue includes participation fees, exhibitor charges, and sponsorship payments.
4. **Regen Labs: Ecosystem Projects:** Deliver projects for corporates to mitigate climate change with nature-based solutions or to transition to regenerative supply chains at the farm sourcing level. Revenue includes project fees and transition charges.
5. **Regen Labs: Lab Services:** Facilitate scaling of regen tech and solutions created by startups for the benefit of an agroecological region or community. Revenue includes lab service fees and scaling framework charges.

History & Traction

Krishi Janani, PBC is currently prototyping the platform in Tamil Nadu, India. It all started with two rural retail outlets that created a trusted relationship with farmers through discounted buying groups. We dedicated five years (2016-2020) with only a text messaging gateway in order to learn the local context and understand key leverages for transition to regenerative agriculture. Pandemic disruptions, especially the severity in India, caused a couple of years of setback. However, even with multiple global crises bearing down upon our farming communities, we have managed to achieve many milestones.

With the lessons learned from the Covid years, our focus shifted to the search for a values-aligned scaling path. A local language mobile app was launched in early 2022. Post-Covid interest from corporate partners led to the launch of ecosystem projects. Regenerate 2024, an annual gathering of farmers to explore regenerative soil and water solutions for climate resilience, and Regen Labs were inaugurated shortly thereafter. Achievements include:

Science-Based Traditional Practices
- Reviving traditional practices for modern times
- Understanding the scientific validity of traditional practices
- Promoting practices that are scientific, economic, and viable
- Creating public commons library for knowledge & bio resources

Janani Mobile App
- Tamil language mobile app
- Location-based market module to buy and sell inputs, products, and services
- Peer to peer knowledge sharing and personal library for regen practices
- Search and attend local natural farming trainings and events
- Growing digital engagement

Growing Farmers Network
- 12,000 farmers in offline & online channels
- Moving them gradually to the app
- Mobile app downloads:
  - 15 months for the first 1,000 installs
  - 6 months for the next 1,000 installs
- Mobile app becoming the hub for regen activities for all farmers

Team

Krishi Janani, PBC's team includes staff, board members, and advisors with decades of experience in their fields. It is the mission that moves them to join us in various capacities and contribute to the cause.

Usha Devi Venkatachalam: Founder & CEO
Computer Engineer. Social Entrepreneur. Daughter of an Indian Farmer. Implemented Software Solutions in 20+ Countries.

Ara Ramalingam, Fractional CTO
Data Scientist. Serial Entrepreneur. Computer Engineer. Building custom software solutions for 25+ years. Specializes in retail & financial products with global footprint.

Vishnupriya Mani, Director of Operations
Developer turned people & process manager. Focuses on efficient systems to create healthy & nutritious agriculture & food systems.

Lakshmi Suresh, Board of Directors
Founder, Mazhai Thuli Foundation
Water Advocate. Entrepreneur. Realtor. Social Activist. Advisory Board of USKids4Water. Volunteer at Heal the Bay, Los Angeles.

Sibi Gnanasundaram, Board of Directors
President, High T Products
Investment banker. Growth and operations; corporate development.

Michael Cervino, Fundraising, Advisory Council
Director, The Nature Conservancy
Investor. Entrepreneur. Fundraiser. Decades in Environmental Causes. Strategy & Management.

Sharon Chang, Strategy, Advisory Council
Founder, Yoxi
Artist and Architect to Manifest Beautiful Futures.

Rakhee Goyal, Impact, Advisory Council
Founder & Trustee, Shraddhanjali Trust
NGO Leader. Human Rights & Social Justice Activist. Decades designing & implementing women's empowerment programs in Africa, Asia, & the Middle East.

Bagyarani Vijayan
Partner, S Ram & Co
Chartered Accountant. 25+ years in Financial Management, Corporate Reporting, Complex Accounting Problems, Direct & Indirect Tax Compliance, Reporting.

Recognition & Awards

Acumen Foundation, New York, USA
- Climate Resilient Agriculture Accelerator
- One of two selected to receive an investment

Ashden, London, UK
- Global Climate Champions Award
- Finalist in Regenerative Agriculture category

Sangam Ventures, New Delhi, India
- Selected from a national pool
- Emerging India Accelerator Program

Miller Center, Santa Clara, USA
- Selected from a global cohort
- Women's Economic Empowerment Accelerator

(e) The current number of employees of the issuer.

11

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this Regulation Crowdfunding Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

The SEC does not pass upon the merits of any securities offered or the terms of this Regulation Crowdfunding Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Furthermore, these securities have not been recommended or approved by any other federal or state securities commission or regulatory authority, and these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Any continued future success that the company might enjoy will depend upon many factors. Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

These factors include those beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions; increased operating costs; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition.

Some specific risks include, but are not limited to the following.

Agritech platform has incurred losses since inception
Building a technology platform that millions of farmers can use and benefit from requires a lot of capital. We have incurred losses since inception and may incur future losses.

Combining profitability and impact is complex
Social enterprise that is attempting to combine profitability and impact is complex by its nature. Due to our focus on impact, we may not always make decisions that maximize short term investor returns.

International expansion will be challenging
We plan to expand operations to countries other than India. International expansion involves multiple risks including challenges posed by extreme weather and other global crises.

Key Person Risk
The company relies on the vision and connections of the founder, Usha Devi Venkatachalam. Key person risk remains high until an executive team steps in to spread the risk.

Changing Global Privacy & Data Regulations
Increasingly countries are looking to regulate data collection and use at local levels. There is a compliance risk in having to meet many different regulations, especially during expansion into other countries.

Investors have no control
We are offering preferred shares with no voting rights. The founder has substantial control over the company.

No secondary market
There exists no secondary market for selling or buying preferred shares in the company. This creates a reliance on the company for any liquidation option.

Arbitrary offering price
The offering price of $10 per share has been set arbitrarily and is not based on net tangible assets or earnings per share. The price should not be considered an indication of the actual value of the company.

Climate crisis
Climate change is causing historic weather events across the world. The platform's case of regenerative agroecology may not be able to reach and impact farming communities if they are in a high-risk survival mode.

Part-time service providers

Rakhee Goyal is a part-time officer. Ara Ramalingam is a part-time fractional CTO. While these may be sufficient as part-time roles initially, the lack of sufficient full-time team members may soon become a barrier to growth.

Patient capital

Krishi Janani, PBC is a public benefit corporation seeking patient capital with non-traditional exit options. This is not a typical tech start up promising outsized returns and growth at all costs. As such, liquidation opportunities may take longer to come to fruition.

Ecosystems as a stakeholder

Krishi Janani, PBC considers all stakeholders as equal. First among equals are nature and ecosystems. This may result in revenue opportunities being bypassed if they harm the environment.

Technology platform risk

The business model relies on a technology platform for connectivity, communication, operations, and growth. Loss of connectivity, stoppage, or security breaches may cause business and financial disruptions.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $100,000, and the deadline to reach this amount is October 15, 2024.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding Offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $750,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

Krishi Janani, PBC is seeking to raise up to $750,000 for the growth and expansion of the technology platform and operations.

The Company intends to use the proceeds as follows (see detailed budget breakdown below):

Technology Design & Infrastructure and Release App
- Start technology design & infrastructure work
  - Start creating technology design - tech architecture & user interface – for the next version of the app
  - Assemble components for technology infrastructure which is both cost-effective and elastic (stretches for growth) and cost-effective.

Grow App & Activities in Tamil Nadu
- Release Next Version of App & Scale Out in Tamil Nadu
  - Release farm diary, groups, and notifications in the next version
  - Expand to all of Tamil Nadu with local partners & collaborators
  - Create knowledge repository for different agroecological contexts

Launch Scaling Regen Labs
- Launch regen labs that focus on scaling viable solutions
  - Implement, support, and spread regenerative solutions
  - Explore innovative ecology + economics models & ecosystems
  - Create scaling framework for spread of regenerative models

Build Tech Stack for Global Deployment
- Create Modularized Multilingual Tech Stack
  - Create a tech stack that can be extended to various states & countries
  - Build multilingual capabilities in the stack for other states or countries
  - Identify partners to collaborate with for implementing internationally

Build Tech Stack for Global Deployment
- Port Technology Stack to Another State or Country
  - In collaboration with operational partner, implement agritech platform in another state or country
  - Test multilingual modules and their usability in different language context

Minimum Target Offer & Deadline

The minimum target offering amount is $100,000 with a deadline of Oct 15, 2024. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding Offering, investment commitments will be cancelled, and committed funds will be returned. We plan for this offering to have a "rolling close." Once we meet $300,000 raised, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that that portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.

Below, we provide details on the use of proceeds depending on the amount raised. Once we reach our maximum target offering amount (Fourth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

- First Milestone: $100,000 (minimum target offering amount)
- Second Milestone: $300,000 (an additional $200,000 raised after the First Milestone is reached)
- Third Milestone: $600,000 (an additional $300,000 raised after the Second Milestone is reached)
- Fourth Milestone: $750,000 (an additional $150,000 raised after the Third Milestone is reached)

First Milestone – Software Development and App Promotion: $100,000
With the first milestone, Krishi Janani PBC plans to initiate the technology design (user interface & architecture) phase for developing the next version of the app and launch the develop and deploy phase for completing and releasing the next version of the app.
- Technology Development – User interface design, software development & infrastructure: $50,000
- Release & Promote App – Release next version of app & market it among farmers: $50,000

Second Milestone – Expand and Grown in Tamil Nadu: $300,000 (additional $200,000 raised)
- Expand Regionally in Tamil Nadu – Collaborate with local partners & grow in all bioregions: $100,000
- Build Knowledge Repository in App – Create library of regenerative practices for various crops: $100,000

Third Milestone – Scaling Regen Labs and Tech Stack for Global Deployment: $600,000 (additional $300,000 raised)
After crossing $600,000, the Company plans to use the funds to setup Regen Soil Lab & Regen Water Lab with the explicit purpose of identifying and scaling viable farm-scale solutions that can revive and rejuvenate soil and water. Activities include hiring the lab team, signing up partners & collaborators, creating scaling framework, and scaling solutions. Krishi Janani, PBC will also create the foundations for a global tech stack. This includes building modularized features, multi-lingual capabilities, and data architecture for internationalization (i18n).
- Implement Regen Solutions – Find, support, and spread viable regenerative solutions: $50,000
- Establish Innovative Impact Models – Design creative ecology + economics models: $100,000
- Create Scaling Framework – Produce scaling model for spreading regen solutions: $50,000
- Build Multilingual Capabilities – Create modules for app in multiple languages: $50,000

- Develop Extensible Platform – Assemble an extendable cloud-based multi-country platform: $50,000

Fourth Milestone – International Expansion: $750,000 (additional $150,00 raised)
Krishi Janani PBC will identify and port the technology platform to one new country if we cross the milestone of $750,000.
- Identify Collaborators – Find operating partners & finalize licensing terms: $50,000
- Implement Agritech Platform – Operationalize agritech platform in another state or country: $50,000
- Test Multilingual Modules – Test and finetune internationalization modules in different contexts: $50,000

(j) A description of the process to complete the transaction or cancel an investment commitment.

Crowd Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify Crowd Investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close this Regulation Crowdfunding Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of this Regulation Crowdfunding Offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of this Regulation Crowdfunding Offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to this Regulation Crowdfunding Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each share of preferred stock is priced at $10.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

As of the date of this offering, the issuer is owned 100% by its founder and C.E.O., Usha Devi Venkatachalam.

The preferred stock offered in this Regulation Crowdfunding Offering has the following principal provisions:

Dividends:	Preferred Shareholders shall receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor.
	Following the end of each fiscal year, the Board shall determine whether it is advisable to pay a Preferred Dividend.
	To the extent a Preferred Dividend is paid, it shall be calculated with reference to the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like).
	For each fiscal year, the target Preferred Dividend (**"Target Dividend"**) shall be eight percent (8%) of the Original Issue Price.

	For each fiscal year, unless each Preferred Shareholder receives the Target Dividend, no dividend shall be paid or declared on any Common Stock.
	In any year in which the Preferred Shareholders receive the Target Dividend and the Common Shareholders receive a per share dividend equal to that received by the Preferred Shareholders, Preferred Shareholders shall fully participate in any additional dividends paid to the Common Shareholders on a per share basis.
Liquidation preference (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows: - first, to the holders of Preferred Stock, in an amount per share equal to the Original Issue Price (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon; - second, to the holders of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis. Any merger or consolidation involving the Company (unless stockholders of the Company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be considered a liquidation triggering payment of the foregoing amounts.
Company Redemption Rights:	The Company may redeem any or all, or any portion of, Preferred Stock out of funds legally available therefor. The per share redemption price shall be the same as the most recent price paid in a bona fide sale of Preferred Stock by the Company or, if there has been no such sale within the previous 365 days, calculated based on a third party independent valuation.
Conversion:	Shares of Preferred Stock will be convertible into shares of Common Stock only if (a) requested by the holder of such shares of Preferred Stock and (b) approved in writing by the Company in its sole discretion.
Anti-dilution Protection	The conversion ratio shall initially be 1:1. The conversion ratio shall be appropriately adjusted in the case of any stock split or combination or other similar event. In addition, subject to customary exceptions, the conversion ratio shall be adjusted, on a broad-based weighted average basis, if the Company issues additional securities at a purchase price less than the then-current conversion price.
Right of First Refusal:	The Company has a right of first refusal in its Bylaws with respect to any shares of Preferred Stock proposed to be transferred, except

	transfers to entities wholly owned by the shareholder or to a living trust formed for estate planning purposes of which the holder is a trustee.
Voting rights:	The Preferred Shareholders shall have no voting rights.

The above is intended to be only a summary of some of the key terms of the Preferred Stock. The above is not a complete description of the terms. Please see the Company Charter and Bylaws for the complete terms of the investment.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The common stock holders of the company have the absolute right to make decisions with respect to the assets of the company. It is possible that the owners could make a decision that has negative consequences for the company and therefore the Crowd Investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Usha Devi Venkatachalam – 100%

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The stock price is based on a valuation of $10,000,000. The offering price per share bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share. The company does not expect to sell the shares in the future for a lower price but if it does, the number of common shares into which the preferred shares are convertible shall be increased on a broad-based weighted average basis in accordance with the provisions of the company charter.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Crowd Investors will own preferred shares which have no voting rights or other decision-making rights in the company. Decision-making rights belong exclusively to the common shareholders. It's possible that the common shareholders will make a decision—including incurring debt; the issuance of additional securities; a sale of the issuer or of the assets of the issuer; or transactions with related parties—that has negative consequences for the company and affects the Crowd Investors' ability to receive a return on their investment.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for

conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of offering proceeds.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The issuer has an outstanding loan of $220,566 from the founder, Usha Devi Venkatachalam with a 0% interest rate and no maturity date.

The issuer also has outstanding convertible notes as follows:
- $280,000 from 17 investors with 4% interest rate & 50% conversion discount
- $150,000 from 6 investors with 3.5% interest rate & 35% conversion discount
- $50,000 from 1 investor with 0.17% interest rate & 20% conversion discount
- $50,000 from 1 investor with 0.001% interest rate & 20% conversion discount

These notes mature on December 31, 2024, except for the one for $50,000 with 0.001% interest rate which matures on December 23, 2026.

It is expected that all of these notes will convert into the preferred stock being offered under Regulation Crowdfunding.

(q) A description of exempt offerings conducted within the past three years.

In 2021, the company conducted a private offering of convertible notes and SAFEs. All of the investors were accredited. The company raised $115,000 from six investors.

In January 2022, the company issued a convertible note in the amount of $50,000 to Acumen Fund.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which

any of the following persons had or is to have a direct or indirect material interest:

    (1) Any director or officer of the issuer;

    (2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

    (s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Krishi Janani, PBC is a pre-revenue stage social enterprise with the intention of learning from the farming communities and co-creating the platform and ecosystem based on their input and feedback. Due to this and the complexity of building for low-resource environments, Krishi Janani, PBC has not been profitable to date.

Krishi Janani, PBC has raised funds privately from individuals and impact funds to build out the platform and ecosystem. The Company has raised $595,000 in SAFEs and convertible notes. It is expected that all of these instruments will convert to preferred equity upon the completion of the Regulation Crowdfunding offering.

As a domestic corporation reporting incomes, profits and losses, Krishi Janani PBC files Form 1120 with IRS.

Krishi Janani PBC's current cash balance is approximately $10,000. At the current burn rate, Krishi Janani PBC has a runway of three months. In addition, the Company has access to two lines of credit and a commitment for a bridge loan which has the capacity to extend the runway until the end of 2024.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $618,000, but not more than $1,235,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's financial statements have been filed with the SEC with this offering statement as **Exhibit D**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer

establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our annual report will be posted at https://www.krishijanani.org/report.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this Regulation Crowdfunding Offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C.

Exhibits List

Exhibit A: Crowdfunding Page Text
Exhibit B: Certificate of Incorporation
Exhibit C: Bylaws
Exhibit D: Financial Statements